NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA
David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com www.duanemorris.com

June 8, 2018

Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	The Lovesac Company Registration Statement on Form S-1 Filed April 20, 2018 File No. 333-224358

Dear Ms. Ransom:

On behalf of The Lovesac Company (the “Company”), we respond as follows to the Staff’s comment letter, dated June 4, 2018, relating to the above-captioned registration statement on Form S-1 filed with the Commission on April 20, 2018 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary

Our Growth Strategies

Continue to Build on Our Brand, page 5

1.	We have read your response to comment 2 and have the following comments:

●

Revise your disclosure to explain to your investors how you are calculating the incremental gross profit metrics attributable to each particular class of marketing. As part of explaining your calculation, please clarify the time period used to calculate these metrics, such as whether they were calculated based on data for fiscal 2018 or other periods.

The Company has removed the references to gross profit attributable to marketing in the Registration Statement. The incremental gross profit metrics relate to past performance of the various classes of marketing. At this time, the Company believes that the metrics cannot not accurately project future marketing returns because of the Company’s significant shift in marketing spend and strategies.

●

Revise your disclosure to better explain to your investors how and whether these percentages relate to your current and future results of operations. We believe it is important to provide investors with the appropriate context in which to place these metrics.

See the response above, this question is no longer applicable.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

June 8, 2018

●

Lastly, revise your disclosure to explain the limitations associated with these metrics, including identifying the assumptions made in calculating these metrics. As examples only and not an inclusive list, we note you have in certain instances attributed to your marketing efforts all sales in the following 30 days, 30% of sales made in the following 30 days, any increase in sales in markets where television advertisements were run as compared to control markets, and all sales to customers in your direct mail file. We believe that disclosing the various assumptions used in determining the sales resulting from your marketing efforts and any other limitations associated with these metrics will provide investors with the appropriate context in which to place these metrics.

See the response above, this question is no longer applicable.

Update Showrooms and Add Other Locations, page 5

2.

We note your revisions to this section, and elsewhere in your prospectus, to reflect disclosure of showroom sales growth from fiscal 2016 to 2017. Please revise to provide disclosure of showroom sales growth from fiscal 2017 to 2018, as you provided previously, or tell us why you do not believe such information is material to investors considering your accompanying disclosure states that your showroom renovations have resulted in increased sales.

The Company has removed the comparable showroom sales growth disclosure because it does not believe that it can accurately measure the impact that renovations alone are having on showroom sales growth. In conjunction with the renovations, the Company has also significantly increase marketing spend in markets with recently renovated showrooms. At this time, the Company has not established baselines that will allow it to attribute sales growth solely to renovations.

Recent Unaudited Operating Results, page 6

3.	We note your statement here that you “may identify items that would require us to make adjustments to our preliminary estimates of our operating results set forth below during our financial statement preparation process and such adjustments could be material.” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary results. Accordingly, please remove or revise this statement. Please also revise to clarify the difference between “cost of sales,” which you include here, and “cost of merchandise sold,” which you discuss in the rest of your prospectus.

The Company has revised the disclosure on page 6 of the Registration Statement to state that the Company does not expect actual results to differ from those reflected in the preliminary results. The Company has revised the disclosure on page 6 of the Registration Statement to change the reference of “cost of sales” to “cost of merchandise sold.”

Summary Consolidated Financial and Operating Data, page 11

4.

Once you populate your pro forma net loss per common share amounts, please provide us in your response with your detailed calculation so we can see each adjustment made to the numerator or denominator of your historical net loss per common share.

The Company is not including pro forma net loss per share amounts in the Registration Statement at this time. When the Company includes that information in the Registration Statement it will provide you with detailed calculations.

Use of Proceeds, page 32

5.	We note you revised your planned use of proceeds to include the repayment of debt. We also note that your most recent balance sheet reflects no debt outstanding. To avoid confusion for your investors, please revise your disclosure here to briefly clarify the debt you plan to repay. Based on your response, it appears you should clarify that you intend to draw from your line of credit with Wells Fargo prior to completing the offering and will repay that borrowing.

The Company has revised the disclosure on pages 10 and 32 of the Registration Statement to clarify that the proceeds will be used to pay down the balance on its line of credit with Wells Fargo which it intends to draw from prior to the completion of the offering.

June 8, 2018

Dilution, page 34

6.	We note your revisions in response to comment 6. In order to present the dilution per share to new investors as a result of this offering separately from the changes in net tangible book value per share resulting from the conversion of your preferred stock and accumulated dividends into common stock and your reverse stock split, you should revise your definition of pro forma net tangible book value to include the conversion of your preferred stock and related dividends and the impact of your reverse stock split, but exclude the impact of the offering. The impact of the conversion of your preferred stock and related dividends, your reverse stock split, and the offering should be included in pro forma as adjusted net tangible book value. This will result in the impact of the offering being reflected in your dilution table in the line item titled “Increase in pro forma net tangible book value per share attributable to new investors in this offering.” Please revise your disclosure of the definitions of pro forma net tangible book value and pro forma as adjusted net tangible book value accordingly.

The Company has revised the definition of pro forma net tangible book value and pro forma as adjusted net tangible book value on page 34 of the Registration Statement.

Business

Our Market

Brand Awareness – “See It,” page 55

7.	You state at the bottom of page 55 that for fiscal 2018, your return on investment for digital marketing was 280%. Please revise your disclosure to clearly explain how you calculated this metric and the limitations associated with this metric, including any assumptions you made in calculating this metric.

The Company has removed the references to the return on investment for digital marketing in the Registration Statement.

Consolidated Financial Statements for the Fiscal Year Ended February 4, 2018

Consolidated Notes to the Financial Statements

Note 1 - Operating and Significant Accounting Policies

Fiscal Year, page F-10

8.	We note the Company’s fiscal year is determined on a 52/53 week basis ending on the Sunday closest to January 31. Please reconcile this disclosure to the Company’s fiscal year ended February 4, 2018, as this does not appear to be the Sunday closest to January 31, and revise your footnote disclosure as necessary to clarify this matter. Furthermore, to assist us in understanding how you determine your fiscal year end, please tell us in more detail how you determined each of your last five fiscal year ends, including how you determined whether each particular year comprises either 52 or 53 weeks. If you changed how you determine your fiscal year end, please explain that change to us and provide us with your analysis of how this change impacts the periods of financial statements required to be presented within this Form S-1.

The Company has revised the disclosure on pages (i) 38 and 40 of the Registration Statement to reflect that the fiscal year of the Company ends on the Sunday closest to February 1st. In accordance with that basis, fiscal 2018 was a 53 week ending on Feb 4, 2018 and Fiscal 2017 was a 52 week ending on January 29, 2017. The Company has not changed how its fiscal year ends, therefore no change to its financials are required. Fiscal years 2016, 2015 and 2014 were for Sac Acquisition, LLC, the predecessor entity of the Company. Sac Acquisition LLC followed 52/53 week a year calendar ending on the last Sunday in January. The prior three fiscal year end dates for Sac Acquisition LLC were January 31, 2016, January 25, 2015 and January 26, 2014 with the fiscal year ending January 31, 2016 being a 53 week year. Additionally, the Company has removed the fiscal 2016 audited consolidated financial statements from the Registration Statement as those financial statements are not required. As such, all years currently presented in this filing represent the same policy year end which is the Sunday closest to February 1st.

June 8, 2018

Revenue Recognition, page F-10

9.	We note your response to comment 12. To assist us in better understanding how you concluded the impact of accruing a sales return reserve would not be material to your financial statements, please respond to the following:

●

It appears that you researched the returns that were made in the first month of fiscal 2018, the last six months of fiscal 2018, and the first month of fiscal 2019 and you concluded the dollar amount of a sales return accrual, if booked, would be consistent from year-end to year-end. You also state in your response that that you concluded you have a consistent return rate over these periods and the majority of returns are being processed in the same month as the original sale. Please tell us whether your response intended to convey that a consistent dollar amount of goods are returned outside of the month of the original sale, a consistent percentage of product sales are returned outside of the month of the original sale, or the percentage of product sales returned outside of the month of the original sale is consistently less than 50% but varies from period to period. Given that your sales increased significantly in fiscal 2018 as compared to fiscal 2017, it appears that each of these could have a different meaning.

The Company has revised the disclosure on page F-10 of the Registration Statement to clarify that for fiscal 2018 the Company’s percentage of same period returns has been consistently over 50%.

The Company performed an analysis of sales returns for the 1st month of fiscal 2018. For the 1st month of fiscal 2019 (the period any returns would need to be accounted for as of February 4, 2018 as the returns policy is 30 days), we performed an analysis of same month returns versus previous month returns. For the month of February 2018, returns were 6% of sales which is consistent with our analysis of February 2017 returns as a percent of sales of 6%. Returns in February 2018 were 56% from same period and 44% from prior periods, which resulted in $255,000 of sales returns reserve, an inventory increase of $112,000, which resulted in an impact on our statement of operations of $143,000.

Returns in February 2017 were 56% from same period and 44% from prior periods, which resulted in a $184,000 of sales returns reserve and an inventory increase of $81,000, which resulted in an impact on our fiscal 2017 statement of operations of $103,000.

The rollover impact of these amounts was calculated to be approximately $40,000 understatement of our 2018 net loss. Based on the iron curtain method on the Company’s February 4, 2018 balance sheet would result in an understatement of total liabilities of $225,000, an understatement of total assets of $112,000, and an overstatement of equity of $143,000.

●

If you determined that a consistent dollar amount of product sales are returned outside of the month of the original sale, it appears that using the cash basis to record sales returns would result in approximately equal and offsetting understatement of revenue in the first month of any period and overstatement of revenue in the last month of any period, such that the net impact for the period would be close to zero. Please tell us if this is what you found in your analysis of sales returns. If so, please provide us with management’s insight into why the rate of sales returns appears to have declined from fiscal 2017 to fiscal 2018.

The Company did not determine that a consistent dollar amount of product sales are returned outside of the month of the original sale.

●

If you determined that a consistent percentage of product sales are returned outside of the month of the original sale, it appears that using the cash basis to record sales returns would result in a smaller understatement of revenue in the first month of any period and a larger overstatement of revenue in the last month of any period, such that the net impact for the period would be an overstatement of revenue, based on the increasing revenue seen in your financial statements. Please tell us if this is what you found in your analysis of sales returns. If so, given that you appear to expect your revenue to continue to increase in the future, it appears that a consistent rate of sales returns would result in each subsequent fiscal year having revenue overstated by larger dollar amounts, which could be material to your profitability. In light of this, please tell us in more detail how you concluded you do not need to begin recording sales returns on an accrual basis.

Based on our lookback analysis, the Company determined that the returns percentage for the months of February 2017 and February 2018 were consistent at approximately 6% of sales and 44% of returns are being processed after the original period of sale.

The Company found in its sales reserve analysis that using the cash basis to record sales returns would result in approximately equal and offsetting understatement of revenue in the first month of any period and overstatement of revenue in the last month of any period, such that the net impact for the period would be close to zero.

The Company has reconsidered the need to record a sales returns accrual since sales are projected to increase and as a result the Company recorded a sales returns reserve for the first quarter of fiscal 2019. See below for the analysis of the misstatement both at year end fiscal 2018 and the first quarter of fiscal 2019. We do not believe this is material to the 2019 first fiscal quarter’s financial position or results of operations based on our analysis of the iron curtain and rollover methods.

June 8, 2018

10.	We have read your responses to comments 12 and 13 and note that the additional analysis contained in these responses focuses on the separate impact of the unrecorded sales return reserve and the unrecorded warranty reserve. Please provide us with a more detailed materiality analysis of the aggregate impact of these unrecorded reserves under each of the rollover and iron curtain methods. Also tell us in more detail how you plan to determine the point in time at which you believe a sales return accrual and/or warranty liability is required, including how you will consider the guidance in SAB Topic 1:N in reaching that decision.

When determining the materiality impact of the reserves, the Company reviews, amongst other qualitative and quantitative factors, whether the reserves would have an impact that would cause the Company to report a loss as opposed to income in its financial statements, significant impact to loss per share attributed to common shareholders, significant impact in gross margin, or an impact on any covenant calculations.

In considering the guidance in SAB Topic 1:N “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company has analyzed both the rollover and iron curtain methods impacts to not recording the sales return and warranty reserves on the financial statements. As far as materiality, the company analyzed the impact on sales and related gross margin and net loss and related net loss per common share and total current liabilities as a caption on the balance sheet. For fiscal 2018, the impact would have been less than 0.5% of sales, there was no effect on gross margin under the rollover method and a 0.3% decrease in gross profit under the iron curtain method, an increase net loss per share of $(0.05) under the iron curtain method and no impact under the rollover method. Further the aggregate amount of the reserve would only represents 2.5% for total current liabilities for fiscal 2018. The quantitative results of this analysis is below.

If a sales return and warranty reserve liability would have been recorded for fiscal 2018, the impact on the financial statements would have been as follows (following tables are in thousands, except earnings per share):

Reserve	Rollover	Iron Curtain
Sales returns	$40	$143
Warranty	$17	$279
Total	$57	$422

Impact to Gross Margin	Rollover	Iron Curtain
Net Sales as Reported 2018	$40,000	$143,000
Gross Profit as Reported 2018	$17,000	$279,000
Gross Margin as Reported 2018	$57,000	$422,000

Adjusted Net Sales	$101,810	$101,810
Adjusted Gross Profit	$57,217	$57,217
Adjusted Gross Margin	56.2%	56.2%

Impact to Loss per Common Share	Rollover	Iron Curtain
Net Loss as Reported	$5,502	$5,502
Plus deemed dividends	$1,208	$1,208
Loss per Common share as Reported	(0.45)	(0.45)

Adjusted Net Loss	$5,559	$5,924
Plus deemed dividends	$1,208	$1,208

Adjusted Loss per Common share	(0.45)	(0.50)

June 8, 2018

Based on the factors above, the adjustments did not cause the Company to report income instead of a loss and there was not a significant change to the gross margin after adjustment. There was not a significant impact to the loss per common share with the largest increase of $0.05 to the loss per common share on the iron curtain method. Additionally, there would be no impact to any covenant calculations.

Due to continued increase in sales projected for fiscal 2019 and going forward, although not material to the financial statements, the Company did begin recording both a sales return reserve and warranty reserve in the first quarter of fiscal 2019. We do not believe this is material to the 2019 first fiscal quarter’s financial position or results of operations based on our analysis of the Iron Curtain and Rollover methods.

The rollover and iron curtain effect of the recording of these reserves on the first quarter of fiscal 2019 was as follows (the following tables are in thousands):

Reserve	Rollover	Iron Curtain
Sales returns	$(143)	$0
Warranty	$(279)	$0
Total	$(422)	$0

As the liability for sales returns and warranty has been fully booked at the end of the first quarter of fiscal 2019, there is a corresponding an overstatement of expense in of the first quarter of fiscal 2019 related to the turnaround effect of the two prior period misstatements above. As the Company is overstating expenses in the current period, the misstatement does not mislead investors to believe better operating results. Additionally, based on the preliminary operating results from the first quarter of fiscal 2019, the expected net loss is over $5.0 million.

The Company also performed analysis over the misstatement in the first quarter of fiscal 2019 including analyzing whether gross margin or net loss per common share was significantly affected or an impact to any covenant calculations. Overall, the first quarter of fiscal 2019 turnaround effect is considered immaterial by the Company for the quarter and, the adjustments did not have an effect on gross margin and net loss per common share and there was no impact to covenants.

June 8, 2018

Note 12 – Subsequent Events, page F-31

11.	We have read your response to comments 15 and 16 and note that the amendments to your warrants and preferred stock occurred subsequent to your balance sheet date and that the further conversion of your preferred stock and related dividends into common stock will occur immediately prior to the closing of your offering. Please note that pro forma financial statements shall be furnished in your filing when transactions are consummated after the latest balance sheet date or are probable of occurring for which disclosure of pro forma financial information would be material to investors. See Rule 11-01(a)(8) of Regulation S-X. To assist us in better understanding whether the impact of these subsequent events on your financial statements would be material to investors in this offering such that you would be required to reflect them in pro forma financial information, please address the following:

●	It appears the amendment to your preferred stock could result in an inducement upon conversion of the preferred stock into common stock that will be accounted for under ASC 260-10-S99-2. If so, tell us how you will calculate the fair value of the inducement. Further, confirm for us that the fair value of the inducement will be reflected in your pro forma net loss per common share calculations within Selected Consolidated Financial Information or tell us why this presentation is not appropriate.

The inducement related to the conversion of the preferred stock relates to an additional year of dividends being given to the holders of the preferred stock that are converted at the time of the IPO. The additional year of dividends equates to approximately $2.2M convertible at 70% of the IPO price. These additional converted shares will be used in calculating pro forma net loss per share when that information is inserted in the Registration Statement. The calculation of additional year of dividends being given to the holders of preferred stock that will be converted at the time of the offering is as follows:

Capital Invested	$25,465,000
Accrued dividends at date of IPO	2,141,965
Preferred stock investment	$27,606,965
Dividend rate	8%
Additional year of dividends	$2,208,557

In addition to the above, the inducement calculation will include (1) the difference in the fair value of the new warrants from the issuance date to the modification date as a preferred dividend in calculating net loss attributable to common shares when the Company provides the pro forma calculations in the Registration Statement and (2) the contingent adjustment to the beneficial conversion feature as described in the last bullet point of this question below.

●

Note 12 states you amended the warrants held by the preferred stockholders in consideration for their agreeing to amend the preferred stock to automatically convert immediately prior to the completion of this offering. Since it appears the amendment to the warrants is part of the offer made to induce conversion of your preferred stock, please tell us how this impacts your analysis of the guidance in ASC 260-10-S99-2 including the need to present pro forma net loss per common share calculations in your filing.

Since the conversion of the warrants does not happen at the time of offering, the Company is not including the conversion of the warrants into the weighted averages share calculation for the pro forma net loss per share. The Company will reflect the difference in the fair value of the warrants from the issuance date to the modification date as a preferred deemed dividend in calculating net loss attributable to common shares at the time the Company includes the pro forma calculations in the Registration Statement.

June 8, 2018

●	Provide to us a more thorough analysis of the accounting and related calculations you performed that enabled you to conclude there was no beneficial conversion feature (“BCF”) at both the initial agreement date and modification date of your convertible preferred stock.

The Company is in the process of calculating the warrant value at the modification date and will disclose the modification calculation in its next filing of the Registration Statement.

At Issuance
Preferred stock value	$25,465,000
Warrant value	$(2,647,803)
Adjusted preferred stock value	$22,817,197
Preferred shares	$2,546,500
Adjusted price per share	$8.96
Common stock price	$4.31

●	Tell us whether the issuance of shares in the IPO will result in a contingent adjustment to the conversion ratio of the convertible preferred stock. If so, summarize for us how you will measure, account, and recognize the contingent BCF once triggered by the issuance of common shares in the offering, and confirm for us you will give pro forma effect to the BCF upon conversion of the preferred stock within your Selected Consolidated Financial Information.

The issuance of shares of common stock in the offering does result in a contingent adjustment to the conversion ratio. The contingent BCF is triggered as a result of the preferred shares automatically converting into shares of common stock. We will reflect the pro forma effect of the BCF in the Selected Consolidated Financial Information as a deemed dividend in the calculation of pro forma net loss attributable to common shares.

12.	We note you granted restricted stock units on April 19, 2018, and May 10, 2018. Please tell us the grant date fair value of these awards.

The grant date fair value of the restricted stock units on March 19, 2018 and May 10, 2018 was $4.31 per restricted stock unit.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to the Registration Statement or this letter.

Very truly yours,

/s/ David N. Feldman
David N. Feldman

cc:	Shawn Nelson, Chief Executive Officer